

January 9, 2007

Kimberly A. Springsteen
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7<sup>th</sup> floor
Clearwater, FL 33755

> **Re:    Commonwealth Income & Growth Fund VI**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 20, 2006**
> **File No. 333-131736**

Dear Ms. Springsteen:

We have reviewed your filing and have the following comments.

General

1. Please submit as correspondence on EDGAR your previous letters with the missing sales materials attached.

Risk Factors, page 10

Our Sponsor, Commonwealth Capital Corp., depends upon . . ., page 16

2. Please disclose whether the note is currently collectible since you state "the collectibility of the note is dependent in part upon the profitability of the prior programs, as well as CIGF6, and in part on the net worth of Kimberly Springsteen."

3. Please file the promissory notes as exhibits.

Compensation to the General Partner and Affiliates, page 34

4. Please update the disclosure that the organizational and offering expenses will be approximately $300,000, rather than deleting it or explain why you have deleted this language.

Plan of Distribution, page 72

5.  We note your revisions indicating that in addition to the $1 million dealer manager fee, CIGF6 will incur up to $1,830,850 in additional offering expenses. Please clarify throughout the prospectus, including in the risk factors and the sales materials, that the general partner and its affiliates will deduct these additional costs from the proceeds. In the risk factor example on page 11, include these expenses in the calculations since some of these expenses relate to sales incentives and personnel costs.

6.  Please describe in greater detail what comprises seminar attendance, sales incentives and personnel costs on page 74. Also distinguish these costs from the costs you have listed under the dealer manager fee.

Exhibits 5 and 8 - Legal Opinions

7.  Since the legal opinions previously filed were limited to the date they were filed, they are stale and must be updated. Please file the legal opinions with revised dates and delete the date limitation language.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Michael B. Pollack, Esq.
        Reed Smith LLP
        2500 One Liberty Plaza
        Philadelphia, PA 19103